Exhibit 99.1

Ardmore Announces Dividend Policy Change

Revised Policy Triples Third Quarter Dividend

HAMILTON, Bermuda, Sept. 8, 2015 /PRNewswire/ -- Ardmore Shipping Corporation (NYSE: ASC) ("Ardmore" or the "Company") announced today that its Board of Directors has approved an effective dividend increase by implementing a new constant payout ratio dividend policy in order to afford shareholders more direct participation in Ardmore's continued earnings growth. Commencing with the quarter ending September 30, 2015, Ardmore intends to pay a dividend of 60% of Earnings from Continuing Operations. The remainder of earnings retained by the Company will be deployed to create additional value for shareholders through investment in fleet growth, opportunistic share repurchases under existing and future programs, debt reduction and other corporate purposes.

The Company expects the change in policy to result in an estimated dividend of $0.30 per share for the third quarter of 2015, representing a 200% increase from the existing dividend policy. The Company intends that the third quarter 2015 dividend, and all subsequent dividends, will be announced with the release of quarterly financial results.

Anthony Gurnee, CEO of Ardmore, commented: "We are pleased to increase our dividend for the benefit of shareholders. The strengthening charter market and our well-timed fleet expansion are resulting in significant growth in Ardmore's earnings and cash flow, allowing us to increase the return of capital to shareholders while also maintaining the ability to pursue other value-enhancing initiatives. The significant dividend increase at a 60% payout ratio underscores the extent of Ardmore's earnings power and the value of our operating efficiency, which we have worked hard to create."

Mr. Gurnee continued, "By linking our dividend payments to our Earnings from Continued Operations at a constant payout ratio, we are also providing investors with clear visibility on future dividends. Following delivery of our remaining two newbuildings by November of 2015, we believe we will be well positioned to further enhance our earnings potential and create additional value for shareholders."

Earnings from Continuing Operations will be defined as Earnings per share ("EPS") reported under US GAAP as adjusted for unrealized and realized gains and losses and extraordinary items.

Ardmore's dividend reinvestment plan ("DRIP") will remain in place to continue to provide shareholders the opportunity to efficiently reinvest in the Company. The DRIP is administered through the Company's transfer agent, Computershare Trust Company, N.A. Shareholders and other persons may obtain a copy of the DRIP prospectus and enrollment forms by contacting Computershare at (877) 373-6374, or visiting Computershare's website at www.computershare.com/investor.

About Ardmore Shipping Corporation

Ardmore owns and operates a fleet of mid-size product and chemical tankers ranging from 17,500 to 50,300 deadweight tonnes. The Company provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with its modern, fuel-efficient fleet of tankers.

Ardmore's core strategy is to develop a modern, high-quality fleet of product and chemical tankers, build key long-term commercial relationships, and maintain its cost advantage in assets, operations and overhead, while creating significant synergies and economies of scale as the Company grows. Ardmore provides its services to customers through voyage charters, commercial pools and time charters and enjoys close working relationships with key commercial and technical management partners. Ardmore views the continued development of these relationships as crucial to its long-term success.

Forward-Looking Statements

This release contains forward-looking statements (as defined in Section 21E of the U.S. Securities Exchange Act of 1934, as amended) which reflect management's current views with respect to certain future events and performance, including statements regarding: the timing for implementation of the Company's new dividend policy; the amount of the dividend relating to the third quarter of 2015; uses of the Company's earnings not used to pay dividends; future earnings potential following the delivery of additional vessels; and delivery dates of additional vessels. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: the amount of future cash flows and earnings of the Company; dividend amounts actually declared by the Company's board of directors; the amount of cash reserves established by the Company's board of directors; limitations on dividends contained in the Company's credit facilities or under Marshall Islands law; additional issuances of the Company's shares of common stock; continued operation of the Company's vessels; changes in demand for product and chemical tankers, either generally or in particular regions; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; changes in capital expenditure requirements of the Company; potential vessel delivery delays; and other factors discussed in Ardmore's filings from time to time with the SEC, including its Report on Form 20-F for the year ended December 31, 2014. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

Investor Relations Enquiries:

Mr. Leon Berman
The IGB Group
45 Broadway, Suite 1150
New York, NY 10006
Tel: 212-477-8438
Fax: 212-477-8636
Email: lberman@igbir.com

Or

Mr. Bryan Degnan
The IGB Group
Tel: 646-673-9701
Email: bdegnan@igbir.com